UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of April 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 25, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s press release dated April 26, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: April 26, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 25, 2007.
2.	Press Release dated April 26, 2007.

Exhibit 1

Elbit Systems obtains Regulatory Approvals for Tender Offer
for Balance of Tadiran Communications’ Shares

Haifa, Israel, April 25, 2007 – Elbit Systems Ltd. (Nasdaq: ESLT) (the “Company”) announced today that further to its announcement of March 20, 2007 regarding the issue of a cash tender offer to acquire the balance of the ordinary shares of Tadiran Communications Ltd. (TASE: TDCM) (“Tadiran”), all the required regulatory approvals, detailed in Article 4.1 of the Tender Offer, have been obtained.

The final day for Tadiran shareholders to respond to the Tender Offer remains as April 26, 2007

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd
Tel: +972-4-8316663
Fax: +972-4-8316944

E-mail: gspr@elbit.co.il
daliarosen@elbit.co.il	IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: +972-3-607-4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Exhibit 2

Elbit Systems Acquires Through a Tender Offer
the Balance of Tadiran Communications’ Shares

Haifa, Israel, April 26, 2007 – Elbit Systems Ltd. (Nasdaq: ESLT) (the “Company”) announced today the successful completion of its previously announced Cash Tender Offer for balance of the ordinary shares of Tadiran Communications Ltd. (TASE: TDCM) (“Tadiran”) (the “Offer”).

The Offer expired at 2:00 p.m., Israel time, on April 26, 2007, with 6,690,801 Tadiran shares tendered and accepted for purchase under the terms of the Offer for a price of 210 New Israeli Shekels per share. The total amount paid for the tendered shares was approximately $350 million, based on current exchange rates. These shares, which represent approximately 51.16% of the total outstanding ordinary shares of Tadiran (approximately 52.85% of the voting rights), satisfy the legally required majority under the terms of the Offer.

As a result, and in accordance with the provisions of Israeli law relating to tender offers, the Company will acquire under the terms of the Offer, the remaining shares of Tadiran from those Tadiran shareholders who did not provide an acceptance notice relating to the Offer. Accordingly, Tadiran will become a private, wholly-owned subsidiary of the Company.

Joseph Ackerman, President and CEO of Elbit Systems Ltd., commented: “The acquisition of Tadiran Communication is in line with our long-term strategy of growth through mergers and acquisitions of complementary companies with high synergistic value.” Mr. Ackerman further noted that “Tadiran Communications is an excellent company with advanced technology products that have proven operational success with numerous defense forces worldwide, including the Israel Defense Forces. Tadiran’s areas of business complement those of Elbit Systems and represent a significant force multiplier, further leveraging the Elbit Systems Group’s depth and versatility and enabling us to offer our customers even more comprehensive turn-key solutions based on the Group’s collective strengths.”

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd
Tel: +972-4-8316663
Fax: +972-4-8316944

E-mail: gspr@elbit.co.il
daliarosen@elbit.co.il	IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: +972-3-607-4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.